Contact

www.linkedin.com/in/mike-lanza-5808 (LinkedIn)
www.videonotebook.com (Company)

Top Skills

Start-ups

Entrepreneurship

JavaScript

Mike Lanza

Founder & CEO at Video Notebook

San Francisco, California, United States

Summary

Specialties: BUSINESS: conceiving, starting and running successful startups

TECHNICAL: software development in Swift (iOS), PHP, HTML, MySQL; digital video production & post-production; five patents

---

Experience

Video Notebook

3 years

Founder & CEO

January 2021 - Present (3 years)

Menlo Park, California, United States

Founder

January 2021 - Present (3 years)

Menlo Park, California, United States

Self-employed

Co-Founder & CEO of Video Notebook

September 2020 - Present (3 years 4 months)

Menlo Park, California, United States

Our suite of apps is the best way to take notes about online meetings and videos, then to manage those notes.

Streetography

Founder & CEO

March 2016 - September 2020 (4 years 7 months)

Playborhood

writer, speaker

September 2007 - January 2016 (8 years 5 months)

Playborhood is a book and a movement to help parents give their kids a life of neighborhood play. See http://playborhood.com

Click.TV
Founder & CEO
September 2005 - June 2007 (1 year 10 months)

ClickTV developed a web-based video player that enabled multiple users to annotate videos in time. The URL scheme we created enabled a user to encapsulate a video search, so that a "highlight reel" of a long-form video could be easily embedded on any web site.

I sold this company to Cisco Systems in 2007.

1View Network
Founder, CEO
1999 - 2000 (1 year)

1View developed products and services in online finance. I guided it through a tumultuous period (the dotcom boom & bust) and sold it after only one year of operation to Digital Insight (DGIN). Employees received 93% of the proceeds of the stock/cash deal, valued at the time at ~ $80 million.

Just in Time Solutions (now Avolent)
Founder, CEO
1995 - 1998 (3 years)

Just in Time Solutions, now called Avolent Inc., develops and sells software for electronic bill presentment and payment. I grew the company to 60 employees and $7 million in revenues in 1998.

two other companies
Founder, CEO
1986 - 1995 (9 years)

I started and ran two other companies in this period, one of which paid my bills quite well and the other of which didn't.

———

Education

Stanford University
MA, Education · (2002 - 2003)

Stanford University Graduate School of Business
MBA · (1988 - 1990)

Stanford University

BA & MA, Economics · (1981 - 1985)